Exhibit 6.93

BAYOU ROAD INVESTMENTS, INC.
TEN PERCENT (10%) CONVERTIBLE NOTE

$250,000.00	December 22, 2014

This NOTE (this “Note”) is the duly made and authorized convertible note of BAYOU ROAD INVESTMENTS, INC., a Delaware corporation (the “Maker”).

FOR VALUE RECEIVED, the Maker promises to pay STEPHEN J. DAVIS or his assigns (the “Holder”) the principal sum of $250,000 (the “Principal”) on December 22, 2017 (the “Maturity Date”), and to pay outstanding interest accrued thereon, as applicable per the amortization schedule attached hereto (the “Amortization Schedule”), at the rate of ten percent (10.00%) per annum (the “Rate”) from the date of issuance.

INTEREST AMORTIZATION AND PAYMENT

•	In accordance with the attached amortization schedule, Interest shall accrued for twelve (12) months with first accrued interest payment being made at or before November 22, 2015 (See Attachment “A”) and shall constitute the first payment of the interest due.

•	In accordance with the attached Amortization Schedule, Interest payments then due and payable on the then Outstanding Principal of this Note shall be made at quarterly thereafter in years 2 and 3 of the term of this Note.

Monthly accrual of Interest shall commence on the date of this Note and continue until the Maker repays or provides for repayment in full the Outstanding Principal and all accrued Interest. The Principal of this Note shall bear Interest at the Rate until paid in full. The Maker may prepay principal and interest on this Note at any time before the Maturity Date without penalty. The Maker will pay the Outstanding Principal of this Note on or before the Maturity Date, free of any withholding or deduction of any kind (subject to the provision of paragraph 2 below), to the Holder as of the Maturity Date and addressed to the Holder at the holder’s discretion.

1.	Additional Provisions. This Note is subject to the following additional provisions:

a.	All payments on account of the Outstanding Principal of this Note and all other amounts payable under this Note (whether made by the Maker or any other person) to or for the account of the Holder hereunder shall be made free and clear of and without reduction by reason of any present and future income, stamp, registration and other taxes, levies, duties, cost, and charges whatsoever imposed, assessed, levied or collected by the United States or any political subdivision or taxing authority thereof or therein, together with interest thereon and penalties with respect thereto, if any, on or in respect of this Note (such taxes, levies, duties, costs and charges being herein collectively called “Taxes”).

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b.	The Holder of this Note is entitled, upon any instance of an Event of Default which is not “cured” or resolved within thirty (30) days, to receive an additional 44.01% of the outstanding equity of the Maker, in addition to the 4.99% to be transferred to the Holder upon the consummation of the Note transaction governed by this document at the discretion of the Holder of this Note. This conversion notice may be sent by email to the Maker, Attn: Mr. K. Bryce Toussaint, CEO (“Toussaint”). The Maker further warrants that Toussaint and the Holder shall be the sole shareholders of the Company.
c.	No provision of this Note shall alter or impair the obligation of the Maker, which is absolute and unconditional, to the payment of the Outstanding Principal of this Note at the Maturity Date, and in the coin or currency herein prescribed. To extent allowable by law, in the event of any liquidation, reorganization, winding up or dissolution, repayment of this Note shall not be subordinate in any respect to any other indebtedness of the Maker outstanding as of the date of this Note or hereafter incurred by the Maker. Such non-subordination shall extend without limiting the generality of the foregoing, to all indebtedness of the Maker to banks, financial institutions, other secured lenders, equipment lessors and equipment finance companies, but shall exclude trade debts.

2.	Events of Default. A default shall be deemed to have occurred upon any one of the following events (each an “Event of Default”):
a.	Maker filing for corporate bankruptcy protection under the federal bankruptcy laws, the calling of a meeting of creditors, or any act of insolvency under any state law regarding insolvency, without written notification to the Holder within five (5) business days of such filing, meeting or action.
b.	Failure to pay the principal and/or unpaid but accrued interest on the Note when due.
c.	Any dissolution, liquidation, or winding up of the Maker or any substantial portion of its business.
d.	Any cessation of operations by the Maker or the Maker admits it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Maker’s ability to continue as a “going concern” shall not be an admission that the Maker cannot pay its debts as they become due.
e.	The failure by the Maker to maintain any material intellectual property rights, personal, real property or other assets which are necessary to conduct its business (whether now or in the future).

f.	If the Maker does not submit the quarterly “updates” to the investor.

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3.	Default Remedies.

Upon the occurrence of any Event of Default, not cured within 30 days, pertaining to the failure of Maker to pay the principal or interest hereof when due, the Holder, at his sole discretion, may submit to the Maker a request to convert this Note for the additional equity available to the Holder pursuant to Section 1(b) above.

4.	Prepayment. At any time that the Note remains outstanding, upon three business days’ written notice (the “Prepayment Notice”) to the Holder.

5.	Notice Obligation. The Maker covenants that until all amounts due under this Note are paid in full, the Maker shall give prompt written notice to the Holder of any Event of Default or of any other matter which has resulted in, or could reasonably be expected to result in a materially adverse change in its financial condition or operations; give prompt notice to the Holder of any claim, action or proceeding which, in the event of any unfavorable outcome, would or could reasonably be expected to have a Material Adverse Effect (as defined below) on the financial condition of the Maker. “Material Adverse Effect” means (i) any condition, occurrence, state of facts or event having, or insofar as reasonably can be foreseen would likely have, any material adverse effect on the legality, validity or enforceability of the Transaction Documents or the transactions contemplated thereby, (ii) any condition, occurrence, state of facts or event having, or insofar as reasonably can be foreseen would likely have, any effect on the business, operations, properties or financial condition of the Maker that is material and adverse to the Maker and its subsidiaries, taken as a whole, and/or (iii) any condition, occurrence, state of facts or event that would, or insofar as reasonably can be foreseen would likely, prohibit or otherwise materially interfere with or delay the ability of the Maker to perform any of its obligations under any of the Transaction Documents to which it is a party.

6.	Entire Agreement. The Note and the Agreement between the Maker and the Holder (including all exhibits thereto) constitute the full and entire understanding and agreement between the Maker and the Holder with respect to the subject hereof. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Maker and the Holder.

7.	Governing Law. This Note shall be governed by and construed in accordance with the internal laws of the State of Texas.

8.	Counterparts. This Agreement may be executed in any number of counterparts by original, facsimile or email signature. All executed counterparts shall constitute one Agreement not withstanding that all signatories are not signatories to the original or the same counterpart. Facsimile and scanned signatures are considered original signatures.

9.	Legal Fees. If the Issuer defaults and the Investor is required to expend funds for legal fees and expenses, such costs will be reimbursed to the Investor, solely by the Issuer.

10.	Modification. This Agreement and the Note may only be modified in a writing signed by all Parties.

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IN WITNESS WHEREOF, the Maker has caused this instrument to be duly executed by an officer thereunto duly authorized, as of the date first written above.

BAYOU ROAD INVESTMENTS, INC.

By: /s/ K. Bryce Toussaint
K. Bryce Toussaint
Chairman

Accepted:

By: /s/ Stephen J. Davis
Stephen J. Davis
12/22/14

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ATTACHMENT “A”

Amortization Schedule

No.	Due Date	Payment	Accrued Interest Per Quarter	Principal Payment	Balance
					250,000
1	2/22/15	*	6,302	-	250,000
2	5/22/15	*	6,302	-	250,000
3	8/22/15	*	6,302	-	250,000
4	11/22/15	25,209	6,302	-	250,000
5	2/22/16	6,302	6,302	-	250,000
6	5/22/16	6,302	6,302	-	250,000
7	8/22/16	6,302	6,302	-	250,000
8	11/22/16	6,302	6,302	-	250,000
9	2/22/17	6,302	6,302	-	250,000
10	5/22/17	6,302	6,302	-	250,000
11	8/22/17	6,302	6,302	-	250,000
12	11/22/17	6,302	6,302	-	250,000

13	12/22/17			250,000	-

* - Asterisk indicates interest accrued, however not due and payable until November 22, 2015 per the terms of the Convertible Note.

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